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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                For JULY 1, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------


1.   Press Release entitled "Aluvale Acquires Alunorte Shares"
     dated June 27, 2002...........................................

2.   Press Release entitled "CVRD Protocols Debentures Register
     Request" dated June 28, 2002..................................

                Companhia
[GRAPHIC OMITTED] Vale do Rio Doce                                 Press Release


                   CVRD Protocols Debentures Register Request

Rio de Janeiro, June 28, 2002 - Companhia Vale do Rio Doce (CVRD) informs its shareholders, the investors community and, principally, the holders of the debentures, non-convertible into shares, issued by CVRD (Debentures) that, according to the Privatization Offering PND-A-01/97/CVRD, and considering the period of three months after the occurance of the Secondary Public Shares Offer, the register of the Debentures was protocoled today together with Comissao de Valores Mobiliarios (Brazilian Securities Commission) (CVM). The 388,559,056 Debentures were issued and distributed by CVRD only to its shareholders, including the Brazilian Government, at the time of its privatization. The purpose was to guarantee to shareholders the rights to participate in the revenues of natural ores deposits of the Company and some of its affiliates, consisting in payments from the redemption of Preferred Class B shares, issued as a bonus to CVRD shareholders, through the capitalization of its revenues reserves.

The obtainment of the above mentioned register with CVM has the purpose to enable the Debentures trading in the secondary market together to SND - Sistema Nacional de Debentures (National Debentures System), under the management of ANDIMA - Associacao Nacional das Instituicoes do Mercado Aberto (National Association of Open Market Institutions) and operationally by CETIP - Central de Custodia e de Liquidacao Financeira de Titulos (Clearing House for the Custody and Financial Settlement of Securities).



--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                     Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                  Companhia
[GRAPHIC OMITTED] Vale do Rio Doce                                 Press Release


                        ALUVALE Acquires ALUNORTE Shares

Rio de Janeiro, June 27, 2002 - Companhia Vale do Rio Doce (CVRD) announces that its affiliate, Vale do Rio Doce Aluminio S.A. - ALUVALE (Aluvale) has acquired, today, from its associated company, Mineracao Rio do Norte S.A.
(MRN), for R$ 118,876,674.99, 101,992,307 common shares and 21,992,308 preferred shares, representing 12.62% of the total capital of ALUNORTE - Alumina do Norte do Brasil S.A. (Alunorte), an alumina refinery located in the State of Para, Brazil. Up to now, Aluvale held 50.32% of Alunorte's common shares and 44.41% of Alunorte's total capital. From today on, Aluvale will hold 62.09% of common shares and 19.05% of preferred shares, representing 57.03% of Alunorte's total capital.

Besides the above mentioned price paid for the shares, Aluvale assumed an obligation to pay the amount of R$ 5,701,075.01, representative of the last installment of the Alunorte total capital increase, which was originally MRN's responsibility, that will occur on July 1, 2002. This capital increase, which totals R$ 233,280,000.00, and first tranche was paid in full on October 6, 2000, was proposed to finance part of the expansion of 825,000 tonnes in the annual production capacity of alumina. This project should be concluded on the last quarter 2002. The cost of the investment is one of the lowest in the world.

MRN, in which Aluvale retains a 40% interest in total capital, will continue to provide bauxite to Alunorte according to the present terms and conditions and it may use part of the funds generated by this transaction to finance the expansion of its production capacity, from 11 million to 16.3 million tonnes per year. Besides that, MRN could maintain the dividends distribution policy adopted in the last years. Today, MRN will be distributing dividends to its shareholders in the amount of R$ 70 million and, during the third quarter 2002, will make an additional distribution, related to future income, in an amount equivalent to US$ 30 million.

This transaction is part of the implementation of CVRD strategy for the aluminum businesses, which expansion will occur basically through the exploration of growth opportunities for the activities related to bauxite and alumina. It will give Aluvale increased flexibility for possible exchanges and/or sale of shares, which could generate a market for Alunorte's product, and secure a higher value in future brownfield expansions in the alumina refinery. Aluvale may incorporate to the acquired shares, or not, the take of alumina proportional to its participation in the Alunorte capital, which was previously transfered by MRN. Concurrently, MRN will be concentrating solely on the production of bauxite, which is its core business.

--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                     Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.
PAGE>

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA VALE DO RIO DOCE

                                           By: /s/ Roberto Castello Branco
                                               -------------------------------
                                               Name:  Roberto Castello Branco
                                               Title: Head of Investor Relations


Dated: July 1, 2002